October 4, 2006

BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Jay Ingram

Re:	Double-Take Software, Inc. Registration Statement on Form S-1 File No. 333-136499 Date Filed: August 10, 2006
Dear Mr. Ingram:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated September 6, 2006 to Dean Goodermote, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
We have sent to your attention for delivery on October 5, 2006, courtesy copies of this letter and Amendment No. 2 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.
General
1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure

United States Securities and Exchange Commission
October 4, 2006

throughout the document may cause us to raise issues on areas not previously commented upon.
We acknowledge the staff’s comment.
2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.
We hereby confirm that we will not circulate copies of the registration statement until we include an estimated price range and maximum number of shares and include all other required information except that information that we may exclude in reliance upon Rule 430A.
3.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. With respect to the graphics on the inside cover, the depiction fails to identify the role that your products plays in highlighted process and why it is of value to potential investors and will help them to understand the company.
We do not plan to include graphical materials or artwork in the registration statement and have removed the artwork from the inside cover.
4.	On the cover there are two groups of lead underwriters who appear to consist of two “book-running managers” and two other underwriters who either are not “book running managers” or in some other significant respects vary in terms of their duties or their rewards with respect to their participation in the offering. Explain what you mean by your reference to “joint book-running manager” and explain why it is important to make such distinction to the investors.
We acknowledge the staff’s comment and have discussed this matter with the underwriters for the offering, Cowen & Company, LLC (“Cowen”), Thomas Weisel Partners LLC (“TWP”), CIBC World Markets Corp. (“CIBC”) and Pacific Crest Securities (“Pacific Crest”). Based upon this discussion, we provide the following:
Disclosure of the joint-book running managers can be viewed as an underwriting arrangement within the meaning of Item 501(b)(8)(i) of Regulation S-K. Cowen and TWP are jointly controlling the book-building process. As joint book-running managers

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for the underwriting syndicate, Cowen and TWP are each responsible for recording a list of potential investors that have expressed an interest in purchasing shares of the Company’s common stock. Identifying them as the joint book running managers on the front cover of the prospectus provides investors with important information so that investors can contact any of these underwriters to record their interest. If the fact that both Cowen and TWP are responsible for running the books for the offering is not clearly identified on the cover of the prospectus, investors may become confused regarding placing orders. Including the language “Joint Book Running Managers” on the cover clearly indicates to investors that both Cowen and TWP share equal responsibility for managing this offering. Without this caption, investors would likely conclude that the bank named on the left was the sole lead manager.
In addition, the underwriting agreement will require that many underwriting decisions, including those that could affect investors, be made jointly. In the ordinary underwriting arrangement, these decisions are made by the lead manager only.
We are aware that as part of its plain English initiative the staff has encouraged the removal of all superfluous information from the prospectus cover. We concur with the views of the underwriters, however, that this caption is useful information for investors in evaluating the offering for the reasons described above.
In order to further clarify to potential investors the meaning and significance of the references “Joint Book Running Managers”, we have revised the underwriting section in Amendment No. 2 to the Registration Statement to provide a description of this reference.
Table of Contents
5.	We note that the disclosure about your industry is based upon independent industry publications and other publicly available information. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. By including the statements of third parties in the prospectus you are reasserting the statements that were initially made by the referenced third parties and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. Also, the reference to “undue” reliance is not clear in providing investors with information about how they are to use the information. Finally, legalistic disclaimers are not appropriate for the Rule 421(d) section of the filing. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data industry statistics presented.
We have revised the disclosure below the Table of Contents in response to the staff’s comment.

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Prospectus Summary, page 1
Double-Take Software, Inc.
6.	Please balance the discussion of your revenues growth with a discussion of your net losses for the same periods. Revise similar disclosure in the second paragraph of the “Overview” section in MD&A.
We have deleted the discussion of revenue growth from the Prospectus Summary and have revised the Overview section in MD&A in response to the staff’s comment.
7.	We note that the information contained in the summary is a repetition of a substantial portion of the information contained in the “Business” section. Please strive for a balanced presentation that does not employ the use of repetitious information. We remind you that the summary should be brief. See Item 503 of Regulation S-K.
We have revised the disclosure in the Prospectus Summary to remove repetitive information and present a balanced presentation in response to the staff’s comment.
Our Markets and Opportunities
8.	Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no charge or nominal charge, be advised that the company must provide a consent for its use or adopt the information as the company’s own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Refer to the disclosure in the first paragraph of this subsection citing an IDC estimate.
We have reviewed the prospectus in response to the staff’s comments and have made changes in the Our Markets and Opportunities section.
IDC has consented to the inclusion by the Company of the information from their study. We are supplementally providing a copy of that consent together with a copy of the IDC study referenced.
We have also referenced other market information as our own belief based on information obtained in dialogue with IDC.
9.	Explain what you mean when you disclose that “market dynamics have rewarded us for focusing on the Windows server environment...”

United States Securities and Exchange Commission
October 4, 2006

We have revised the disclosure in the Our Software section in response to the staff’s comment.
Use of Proceeds, page 19
10.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. 16. also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.
We advise you supplementally that we have not allocated the net proceeds from this offering for any specific purpose and that after the offering we believe that our cash flow from operations will be sufficient to fund our operations. Therefore, we believe that the existing disclosure is appropriate.
Selected Consolidated Financial Data, page 23
11.	Revise to include long-term obligations (including long-term debt and capital lease obligations) pursuant to Item 301 of Regulation S-K.
We have revised the Selected Consolidated Financial Data to include long-term capital lease obligations. We had no long-term debt to disclose during the periods covered by the table.
Unaudited Pro Forma Financial Data, page 25
12.	We note your disclosure with respect to your preliminary allocation of the acquisition cost of Sunbelt System Software (also referred to as “Double-Take EMEA”). Revise to disclose significant tangible and intangible assets and liabilities likely to be recognized and uncertainties regarding the effects of amortization periods assigned to the assets.
We have revised the Unaudited Pro Forma Financial Data to include the significant components of tangible and intangible assets and liabilities related to the purchase of Sunbelt System Software. Additionally, we have disclosed the uncertainties regarding the effects of the amortization period related to the intangible assets.
13.	Your disclosure indicates that you do not expect excess cost over the fair value of acquired net assets (i.e. goodwill) in this business combination. Explain why you do not expect goodwill to result from this transaction and how your pro forma financial statements comply with Rule 11-02(b)(8)(2) of Regulation S-X. As part of your response, describe for us the process used to identify and value intangible assets acquired in connection with this acquisition; we refer you to the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28.

United States Securities and Exchange Commission
October 4, 2006

We have revised the Unaudited Pro Forma Financial Data in response to the staff’s comment. Based on the evaluation of the tangible and intangible assets acquired, we do expect to record goodwill as part of the transaction once earn-out payments exceed the value of the identified intangible assets that relate to customer relationships and marketing relationships. In our pro forma income statement, we recorded $0.278 million of amortization expense related to the acquired intangible assets.
14.	We note your disclosure, “[o]f the initial payment of $1.1 million, an earn-out payment of $0.657 million related to Double-Take EMEA purchases from Double-Take Software for the period from January 1, 2006 through March 31, 2006.” Clarify this disclosure to explain how the earn-out payment relates to the initial $1.1 million payment and explain why the preliminary purchase price table does not reflect the $1.1 million initial payment. Additionally, revise to disclose the nature of the dividends paid and payable in connection with this acquisition. In this respect, explain why you refer to cash consideration paid for the acquisition as dividends.
The $1.1 million payment represented earn-out payments earned through April 30, 2006. Only the portion that related to the period before March 31, 2006 was included in the pro-forma balance sheet. The consolidated balance sheet as of June 30, 2006 does include all earn-out payments earned or paid as of that date.
We have revised the disclosure to reflect that the payment previously identified as a dividend is a required payment under the share purchase agreement.
15.	We note your disclosure, “[t]he remaining portion of the total purchase price, which is estimated to range between $10 and $12 million based on an earn-out formula, will be payable in monthly increments based upon a specified percentage of amounts paid by Double-Take EMEA to us each month in respect of purchases under [y]our inter-company distribution agreement...” Clarify the terms of the earn-out payments. In this respect, clarify whether the monthly payments are just the manner in which you will pay the additional purchase price or whether the payments are contingent consideration as set forth in paragraphs 25 through 31 of SFAS 141. In addition, revise your disclosure to explain why you have not included the additional consideration in your preliminary calculation of purchase price.
We have revised the Unaudited Pro Forma Financial Data to include the terms and nature of the earn-out payments. We have also revised the disclosure to clarify the nature of the earn-out payments as contingent consideration based on the level of product purchases made by the acquired company and the payments made for those purchases. The contingent payments have not been included in our preliminary calculation of purchase price in conformance with paragraph 26 of SFAS 141, which requires disclosure of the potential liability but not that it be recorded.

United States Securities and Exchange Commission
October 4, 2006

16.	Tell us whether you entered into any significant compensation agreements with the former management of Sunbelt System Software. If so, revise your disclosure to discuss the terms of the agreements.
The compensation agreements we entered into with the former management of Sunbelt System Software are consistent with such arrangements in existence prior to the acquisition. In accordance with EITF 95-8, the contingent consideration component of the purchase price is not compensatory and is accounted for as additional purchase price as it is not affected by the employment of the management of Sunbelt System Software and the compensation arrangements in place are reasonable.
Pro Form Balance Sheet, page 26
17.	The deferred revenue pro forma adjustments do not have footnote numbers. Revise as appropriate. In addition, tell us how you determined the fair value of the deferred revenue acquired in accordance with EITF 01-3; we also refer you to EITF 04-11. Explain why the book values were not adjusted in the pro forma financial statements (except for the inter-company eliminations).
We have revised the disclosure in response to the staff’s comment to provide footnote references for all adjustments in the pro-forma statements. In accordance with EITF 01-3 and EITF 04-11, we recorded deferred revenue as a liability upon acquisition at estimated fair value. Such fair value is based on the current amounts charged for the services related to the deferred revenue. We are obligated to provide support and related services to the customers of Sunbelt System Software. The recorded amount of this liability on acquisition is equal to the expected cost of such services plus a normal profit margin. In addition, such value is consistent with the current amount charged for the support services as we have not changed the billing practices of Sunbelt. The value of the liability approximates the amounts initially charged to the customers and deferred in accordance with SFAS 97-2 by Sunbelt System Software. Accordingly, no adjustment to the carrying value of the liability was required upon acquisition.
Notes to Unaudited Pro Forma Balance Sheet, page 27
18.	We note your disclosure with respect to the elimination of inter-company inventory. However, your pro forma balance sheet does not contain an adjustment to eliminate inter-company inventory. Revise as appropriate.
We have revised the disclosure is response to the staff’s comment. The reference to the elimination of inventory has been deleted from the disclosure.
19.	Revise to clarify why your inter-company accounts receivable do not offset against Sunbelt System Software’s inter-company accounts payable and why you adjusted the cash balance at March, 31, 2006 for a payment in transit.

United States Securities and Exchange Commission
October 4, 2006

The intercompany accounts payable balance of $.291 million plus the deposit in transit from Sunbelt Systems Software on March 31, 2006 of $.717 million is offset against intercompany accounts receivable of $1.008 million.
As of June 30, 2006, all intercompany balances had been eliminated and no similar timing differences existed.
20.	Revise your disclosure to explain how the pro forma adjustments to cash are directly attributable to the business combination. In this respect, explain whether the $2.2 million dividend paid to the former Double-Take EMEA shareholder prior to closing is part of the consideration for the acquisition. If so, clarify why this amount is not included in the preliminary calculation of purchase price disclosure on page 25. If not, clarify why you have adjusted the cash balance for this payment.
The $2.2 million dividend payment to the former shareholders of Double-Take EMEA was declared and paid on May 23, 2006 prior to the acquisition and was not included as part of the purchase price. We adjusted cash in the pro-forma balance sheet to more accurately reflect the cash in Double-Take EMEA acquired on the date of acquisition, even though the pro-forma balance sheet was dated March 31, 2006. As of June 30, 2006, this dividend had been paid and therefore no adjustment is reflected in Amendment No. 2 to the Registration Statement.
Notes to Unaudited Pro Forma Statements of Operations, page 30
21.	We note your disclosure with respect to the elimination of marketing expense in fiscal year 2005. It appears the adjustment is correcting the timing of marketing expense unrelated to the business combination and the adjustment is non-recurring in nature. Note, pro forma adjustments shall only give effect to events that are directly attributable to the transaction, expected to have a continuing impact and factually supportable. For further guidance, we refer you to Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X. Therefore, either justify the appropriateness of the adjustment or revise as appropriate. In addition, clarify when the marketing expense should have been recorded. If the pro forma adjustments are attempting to correct an error in the historical financial statements, explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38, APB Opinion 20.
We have revised the disclosure to eliminate the entry because both the Company and Double-Take EMEA recorded four quarters of marketing expense and credit to expense during 2005.
22.	Clarify why the entire preliminary pro forma adjustment to reflect the amortization of intangible assets in connection with the acquisition has been presented as operating expense. Clarify whether this amortization expense relates to technology based intangible assets. If so, tell us how your presentation complies with question 17 of the SFAS 86 Implementation Guide.

United States Securities and Exchange Commission
October 4, 2006

Double-Take EMEA was a distributor of the Company’s products and had no proprietary software, and no technology based intangible assets were identified with this acquisition. Intangible assets acquired relate to customer relationships and marketing relationships . Therefore, all amortization related to identified intangible assets are classified as operating expenses. Question 17 of the SFAS 86 Implementation Guide relates to amortization of capitalized software and its classification on the income statement. Because there was no capitalized software in this acquisition, Question 17 would not apply.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 35
23.	Revise to discuss the period over period changes in gross profit and net income in your results of operations discussion. Also, your disclosure should provide a discussion of the impact of your Series B and C Preferred Stock on your statement of operations. Revise to explain the nature of such items and their impact on net loss attributable to common stockholders.
We have revised the disclosure in response to the staff’s comment. The disclosure now includes a discussion of gross profit and net income as well as the impact of the Series B and C Preferred Stock on net loss attributable to common stockholders.
24.	Your discussion of the results of operations frequently provides non-quantified sources of changes. For example, refer to the final paragraph on page 36. In identifying two sources of the change in professional services revenue, you have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these two sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please consult Section III.D of Release No. 33-8350 and revise your disclosure as appropriate.
We have revised the disclosure in response to the staff’s comment to quantify sources of change where appropriate.
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 36
25.	We note your disclosure which indicates software license revenue increased due to additional volume and increase in price. We also note your disclosure on page 50 that you introduced a new software line for virtual servers. Revise to disclose the extent to which increases in revenues are attributable to increases in volume, prices and new products pursuant to Regulation S-K, Item 303(a)(3)(iii). Note, this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

United States Securities and Exchange Commission
October 4, 2006

We have revised the disclosure in response to the staff’s comment to discuss and quantify the effects of increases in volume, prices and new products.
26.	We note your disclosure which indicates maintenance and professional service revenue increased due to sales to new customers and renewals to existing customers. Revise to quantify the impact of increased sales to new and existing customers. Such analysis should be provided if material and determinable, we refer you to the Commissions “Guidance Regarding Management‘s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section III. B. 4.
We have revised the disclosure in response to the staff’s comment to discuss and quantify the effects of sales to new and existing customers as also mentioned in the staff’s Comment 24.
27.	Disclosure indicates that the median price for the software products you sold in 2005 was $4,000. Did the pricing for the products materially change over the three year period? If so, quantify the impacts the pricing had. It is unclear how much of the increases in revenues from one period to the next was due to increases in the amounts of software sold (or increases in the number of customers) as opposed to increases in product prices. The effect of price/volume fluctuations should be fully described in both qualitative and quantitative terms.
We have revised the disclosure in response to the staff’s comment to indicates that pricing has not materially changed over the three year period. We increased prices on August 1, 2005 and this has been our only price increase during the period. We have also revised our discussion of software license revenue to include changes caused by volume, pricing and new products, if any.
Critical Accounting Policies, page 40
Stock-Based Compensation, page 41
28.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.
We have revised the disclosure in response to the staff’s comment.
29.	Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

United States Securities and Exchange Commission
October 4, 2006

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•	Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
We did not obtain a contemporaneous valuation by an unrelated valuation specialist as such term is defined by the Practice Aid for grants made in 2005. However, we did obtain two separate valuations from an unrelated valuation specialist in 2006. We have revised the disclosure in response to the staff’s comment.
Liquidity and Capital Resources, page 43
Overview, page 43
30.	Revise to disclose the uncertainty regarding your ability to fund the redemption of the preferred stock and the impact on your ability to continue as a going concern as noted in your disclosure on page F-7. Your disclosure should address your ability to meet upcoming cash requirements and uncertainties surrounding your ability to meet your cash requirements. We refer you to the Commissions “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section IV.
We have revised the disclosure in response to the staff’s comment to include a discussion of our inability to meet the redemption requirements of our preferred stock in the event the initial public offering is not completed.
Sources and Uses of Cash, page 44
31.	We note the text on page 43 concerning the circumstances in which additional payments for the EMEA acquisition will be owed. Consider expanding the disclosure in the “Cash Requirements” section on page 45 to discuss the earnout obligations in a materially complete manner
We have revised the disclosure in response to the staff’s comment.
32.	Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on

United States Securities and Exchange Commission
October 4, 2006

future cash flows. We refer you to the Commissions “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section IV. B.
We have revised the disclosure in response to the staff’s comment.
Business, page 47
Intellectual Property, page 57
33.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual properly and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.
We do not license intellectual property from third parties that we believe is material to our business.
34.	Describe any conflicts of interest that arise resulting from Mr. Goodermote’s role as CEO of both Double-Take and Grid-Analytics. In quantitative terms, disclose the minimum portion of Mr. Goodermote’s working time that is expected to devoted t the business of Double-Take. To the extent risk factor disclosure is required, revise as appropriate. Tell us supplementally the amount of vacation time that Mr. Goodermote earns as an employee of Grid-Analytics.
Grid Analytics is a small, privately-held venture, co-owned by Mr. Goodermote. Mr. Goodermote is not an employee of Grid-Analytics and devotes only a small amount of time to that venture. Grid Analytics does not currently conduct business with Double-Take and has no current plans to conduct business with Double-Take. Mr. Goodermote’s employment with the Company involves a commitment equivalent to full-time employment.
Executive Compensation, page 62
35.	It appears that Mr. Beeler was the chief executive officer during part of 2005. Please consult Item 402(a)(2)(i) of Regulation S-K and explain why the compensation he received during the year is not required to be reported in the table. If Mr. Beeler did not receive any compensation from January 1 through the March termination, including bonus and other applicable compensation amounts, please advise. Also refer to the severance payments described on page 78 and consider whether these are among the forms of compensation that should be provided in the “all other compensation” column.

United States Securities and Exchange Commission
October 4, 2006

Mr. Beeler’s compensation for 2005 is disclosed in the Executive Compensation table. The amounts paid to Mr. Beeler pursuant to the March 22, 2005 consulting agreement have not been included in the “all other compensation” column because these amounts do not relate to Mr. Beeler’s arrangements as an executive officer or employee of the Company. For greater clarity, however, we have revised the table to include in a footnote the payments made to Mr. Beeler pursuant to the March 22, 2005 consulting agreement.
36.	The placement of moving expenses in the “all other compensation” column is not appropriate. Please note that that column is reserved for compensation that will not fit in any other column. Moving expenses are either a bonus or “perquisite’’ that could be reported under the “other annual compensation” column.
We have revised the table to classify the moving expenses as a perquisite for purposes of the table.
37.	It appears from footnotes 3, 4, 6, and 8 to the compensation table that the table only includes amounts net of taxes owed with respect to the Series C stock awards. Please explain your basis for presenting compensatory amounts net of taxes withheld. Explain why the gross amount of the compensation awarded is not required to be presented.
The gross amount of the compensation awarded in Series C shares was previously provided. We provided additional disclosure of the actual number of shares received by the executive after the withholding of shares for tax amounts. We have revised the disclosure in response to the staff’s comment to clarify the amounts issued and withheld.
Aggregated Option Exercise in the Last Fiscal Year and Fiscal Year-End O,ption Values, page 64
38.	We note that you have not prepared the “potential realizable value” column of the option grant table using the mid point of the offering price range. We suggest that you present these columns of the table using the mid-point of the offering price range to inform potential investors clearly of the impact that the offering you are conducting will have upon the value of the options held by the named executive officers. The amounts that would be presented if computed with the estimated offering price would appear to vary significantly from the amounts you currently report. See Telephone Interpretation J.17 of the 1999 Corp. Finance Current Issues Outline and Release No. 34-32723 at I.V. In the event you continue to present the information in these columns based on a price other than the public offering price, expand the text accompanying the table to identify who determined the “fair market value” of the common stock used in computing the option values. Also, provide a reasonably detailed description of the methodologies that were utilized in determining those fair market values. See SEC Release 33-6009.
We believe that consistent presentation of fair market value of the options awarded is appropriate. See our discussion of fair market valuation in response to Comment 64. Because

United States Securities and Exchange Commission
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we believe that the Board of Directors determination of fair market value was appropriate, we have revised the footnote text to reflect the determination of the fair market value in response to the staff’s comment.
39.	The prior comment also applies to the option value columns of the option exercise/year-end value table on page 64.
Please see the response to Comment 38.
40.	We note the substantial equity award to Mr. Goodermote (1.5% of the post-offering equity) and the fact that you describe your plan to “satisfy certain withholding tax obligations” by withholding about a third of the shares. Please clarify what you mean when you state that you will be withholding the securities.
We expect to “withhold” shares having a value, based on the IPO price, equivalent to Mr. Goodermote’s withholding tax obligation. The shares will be recorded on the books of the Company as being issued to Mr. Goodermote, but will immediately be retired and returned to the status of authorized but unissued shares, and we will pay the tax withholding obligation to the tax authorities out of available cash. We have revised the disclosure in response to the staff’s comment.
Certain Relationships and Related Transactions, page 76
Double-Take EMEA Acquisition and Relationship with Jo Murciano, page 78
41.	We note Mr. Murciano is also a director and chief executive officer of Sunbelt Software Distribution, Inc. and you had $6.4 million of sales to Sunbelt Software Distribution in fiscal year 2005. Revise to clarify the nature of your relationship with Sunbelt Software Distribution post-merger. In addition, revise to clarify the relationship between Sunbelt System Software and Sunbelt Software Distribution.
We have revised the disclosure in Certain Relationships and Related Transactions in response to the staff’s comment.
Principal and Selling Stockholders, page 79
42.	We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

United States Securities and Exchange Commission
October 4, 2006

When disclosure on the selling stockholders is provided, we will disclose the individual or individuals who exercise voting and/or dispositive power with respect to the securities offered. Similarly, we will disclose whether any of the selling stockholders are broker dealers or affiliates of broker dealers. With respect to selling stockholders that may be affiliates of broker dealers, we will indicate that the seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
43.	The structure of the table suggests that at least a portion of the over-allotment option will be provided by selling shareholders and not the company. Please clarify and, if necessary, expand the disclosure on the cover page to inform investors more precisely of the nature of the selling shareholder component of the offering.
The selling stockholders will provide the entire over-allotment option. Once completed with share information, the only references to the over-allotment option in the Principal and Selling Stockholders table or on the cover of the Prospectus will reflect that those shares will be sold by the selling stockholders.
Underwriting, page 92
44.	We note the text in the second full paragraph on page 92 indicating that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. We further note the form of underwriting agreement has yet to be filed as an exhibit to the registration statement. Nevertheless, based on the prospectus disclosure, please provide us with an analysis as to how the obligation of the underwriter under the agreement will be a “firm commitment” consistent with the Commission’s interpretive guidance set forth in The First Boston Corporation (pub. avail. August 2, 1985).
We have revised the Underwriting section in response to the staff’s comment.
Report on Independent Registered Public Accounting Firm, page F-2
45.	We note the audit report included in your registration statement covering the fiscal years ended December 31, 2005, 2004 and 2003 is not signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.
We have indicated that the report has been signed by inserting “/s/” immediately before the typed name of the independent registered public accounting firm.
46.	Clarify if, after considering identified conditions and events and management’s plans, your independent registered public accountants concluded there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. We refer you to the footnote disclosure on page F-7 that indicates there is substantial doubt

United States Securities and Exchange Commission
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about the company’s ability to continue as a going concern. If so, provide your independent registered public accountant‘s consideration for including an explanatory paragraph (following the opinion paragraph) to reflect that conclusion in the audit report and revise as appropriate. We refer you to AU Section 341, paragraphs 12 though 16.
Our independent accountants, Eisner LLP, informed us that they considered the Company’s ability to continue as a going concern in determining their opinion on the Company’s financial statements as of and for the year ended December 31, 2005. Based on the Company’s cash flow projections for 2006 and due to the fact that the preferred stockholders agreed to waive their rights to redeem their preferred stock through at least January 1, 2007, Eisner LLP concluded that they did not have substantial doubt about our ability to continue as a going concern through at least December 31, 2006 (one year from the audited balance sheet date).
Please note that we disclosed the uncertainty of our ability to continue as a going concern past the extended redemption date of the redeemable preferred stock primarily as a result of the redemption rights of the preferred stockholders in the event that the proposed public offering is not completed. In the event that the offering does take place, the preferred stock will be converted to common stock and we will no longer have the redemption obligation.
Balance Sheets, page F-3
47.	Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).
In response to the staff’s comment, a column has been added to the balance sheet to give effect to the change in capitalization that will result from the conversion of the preferred stock to common stock. This pro forma balance sheet data will be provided prior to the effectiveness of the offering. We have also revised the statements of operations to include pro forma earnings per share to give effect to the conversion of the preferred stock to common stock.
Notes to Financial Statements
Note A — Organization and Significant Accounting Policies
[6] Revenue Recognition, page F-8
48.	We note your disclosure which states your software is “sold on a per-copy basis.” Please clarify whether your arrangements generally obligate you to deliver multiple copies of

United States Securities and Exchange Commission
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software products or multiple licenses and how your revenue recognition accounting policy complies with the delivery criteria of paragraph 21 of SOP 97-2.
Paragraph 21 of SOP 97-2 specifies that when multiple copies of software are to be delivered, revenue should be recognized as the copies are delivered.
Our arrangements generally call for us to deliver multiple copies of licenses as part of a contract. In all cases, we ship all copies to the customer in one shipment and recognize revenue upon shipment.
Occasionally, we enter into a site license with a customer. This site license allows the customer to use our product on a specified number of servers within the organization. When a site license is sold, we deliver a master disk to the customer that allows our product to be installed on multiple servers. We have no further obligation to provide additional copies of the software or user manuals.
49.	Your disclosure indicates that in addition to purchase orders and signed contracts, you use “other persuasive evidence” that an arrangement exists with a customer. Tell us what other persuasive evidence you use to determine you have met the evidence of an arrangement criterion of SOP 97-2. In addition, your disclosure indicates that revenue sold through an original equipment manufacturer is recognized upon the receipt of a royalty report. Clarify why you believe a royalty report provides sufficient evidence of an arrangement and how your policy complies with paragraphs 15 though 17 of SOP 97-2. As part of your response, tell us whether you also have a signed master contract with your original equipment manufacturers. In addition, tell us how often you receive the royalty report from your original equipment manufacturers and how the timing correlates to the delivery criterion of SOP 97-2.
A purchase order from the customer is used as evidence that an arrangement exists. In some cases, when requested by our customers, we negotiate a license agreement that is signed by the customer. In these cases, we require both the signed license agreement and a purchase order to provide evidence of the arrangement. We have revised the disclosure in response to the staff’s comment to remove the reference to “other persuasive evidence”.
We have signed master agreements with all of our original equipment manufacturers (OEMs). These agreements require the OEM to provide us a royalty report which documents all licenses shipped in the previous month and calculates the royalty due to us. The royalty is paid to us by the end of that month. The revenue related to the royalty report is recorded in the month that the license was shipped to the customer. The royalty report provides sufficient evidence of an arrangement because it confirms shipment of the product prior to month end and provides a means of collection.
50.	We note your disclosure which indicates the delivery criterion of SOP 97-2 is satisfied upon shipment (i.e. FOB shipping point). This implies you recognize revenue for your

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sales to resellers, distributors and original equipment manufacturers upon shipment (assuming all other revenue recognition criteria have been met). Tell us whether your arrangements contain rights of return, rights to refunds and/or price protection provisions. If so, tell us how your policy complies with paragraph 30 of SOP 97-2 and paragraph 6 of SFAS 48. In addition revise to disclose your policy as appropriate.
Assuming all other revenue recognition criteria are met, we recognize revenue upon shipment of the product to all of our customers. Our arrangements do not contain rights of return or refund and do not contain price protection provisions. In response to the staff’s comment we have revised the disclosure to reflect these clarifications.
51.	We note your disclosure on page 32 which states revenue is reported net of rebates and discounts. Tell us how your policy for recording rebates as an adjustment to the selling price complies with paragraphs 9 through 11 of EITF 01-9. In addition, tell us your consideration for disclosing your policy with respect to accounting for rebates and discounts in the notes to your financial statements.
We record discounts and rebates given to our resellers or distributors as a reduction to revenue. This treatment is consistent with EITF 01-9 which states that the consideration is presumed to be a reduction to revenue unless the vendor receives both an identifiable benefit in exchange for the consideration and the fair value of the benefit can be reasonably estimated. We do not receive any benefit in exchange for the rebate or discount and therefore properly net them against revenue.
We have revised our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the staff’s comment.
52.	Your disclosure indicates you use stated renewal rates to establish VSOE of your customer support element. Clarify whether your arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate). Tell us how you have determined the price charged for the stated renewal rate is substantive in relation to the arrangement fee as a whole. In this respect, tell us how the amount charged for the renewal of customer support generally compares to the amount of the license fee. We refer you to AICPA Technical Practice Aid 5100.52.
Our sales are made through a network of distributors and resellers (partners). These distributors and resellers receive standard discounts from us that are consistent over that type of partner. These discounts apply to both the price of the software license and the maintenance renewal. Therefore, a partner knows at the time it places an order the price it will pay for the software and also the price it will pay for the renewal when it comes due. Since we know what the partner will pay for the renewal, we use that amount as the basis to unbundle maintenance from the license amount in a sale.

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In general, the amount charged for maintenance is approximately 16% to 18% of the amount of the license fee.
53.	We note your disclosure on page 32 which states, “many of [y]our customers enter into a maintenance agreement for longer periods on a stand-alone basis.” Clarify the nature of the maintenance services you provide that does not include an upfront software deliverable. In addition, tell us the range of the term of these longer maintenance agreements.
We have clarified the disclosure in response to the staff’s comment. Many of our customers will enter into support agreements with us for additional years of support when they purchase their software licenses (in general, up to two additional years). It was these additional years of support that we were referring to on page 32 of the Registration Statement. We do not provide maintenance services other than those associated with our software.
54.	We note you recognize revenue generated from professional services, such as consulting and installation services, when the services are completed. Clarify why you defer revenue recognition until the services are completed as opposed to recognizing the revenue as the services are performed pursuant to paragraph 66 of SOP 97-2. Tell us whether your arrangements contain any provisions that require you to defer revenue for such services.
Our professional services engagements are generally related to installation of the product at the customer’s location but they are not essential to the functionality of the product. Our professional services engagements generally last no more than 3 to 5 days. As such, recognizing revenue as the services are performed or on a straight-line basis over the performance period is not considered practical. Additionally, even though our arrangements do not contain provisions that require us to defer revenue until the services are complete, our customers have historically withheld payment for the services until they were completed.
55.	Your disclosure states that you establish VSOE of professional services based on sales in stand-alone transactions. Tell us whether the prices charged in separate professional service sales vary from customer to customer and if so, how you determined the separate prices are supportive of VSOE of fair value.
Each of our professional services engagements (whether as part of software license sale or on a stand alone basis) is reviewed and quoted based on the estimated number of days to complete the engagement. The quote is based on a standard rate per day. This daily rate is the VSOE of fair value for the services.
56.	We note your disclosure on page 33 which states that you expense sales commissions at the time the related revenue is recognized. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of

United States Securities and Exchange Commission
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the expense to your customer support and professional services revenue. Tell us how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.
The disclosure has been revised in response to the staff’s comment to better reflect our policy regarding sales commissions. We pay commissions to our sales force and charge such commissions to expense at the time the related sale is initially made and not when the revenue is recognized. This treatment is consistent with SAB Topic 13, Section A.f, Question 3. As such costs are not capitalized, the amortization period addressed in question 5 does not apply.
[16] Net loss per share, page F-12
57.	We note that the redeemable convertible preferred stock contains participating rights in the earnings of the company. Tell us how your calculation of earnings per share complies with EITF 03-6 for periods that report net income.
There were no periods shown that show net income. Therefore, the EITF did not apply because anti-dilutive securities are excluded from earnings per share and holders of the preferred shares are contractually not obligated to share in the losses of the Company.
Note F — Provisions for Income Taxes, page F-16
58.	Revise your disclosure to provide the period through which your available state net operating losses will expire in addition to disclosing when they will begin to expire. We refer you to paragraph 48 of SFAS 109.
We have revised the disclosure in response to the staff’s comment to note that the state net operating losses expire in various amounts beginning in 2006 through 2025.
Note G — Commitments and Contingencies
[2] Litigation, page F-17
59.	Your disclosure indicates you are obligated to make additional minimum payments aggregating $2 million in connection with your litigation settlement. Tell us how you have and will account for this obligation and how you will present the expense on your statement of operations.
We have satisfied a portion of the commitment for the current year by purchasing equipment from the company with whom we settled the lawsuit. This equipment was recorded in fixed assets when purchased. We will satisfy our remaining obligations in one of two ways:
1.	Products purchased for re-sale. Products purchased for re-sale will be recorded as inventory when purchased and then charged to cost of sales when sold to an end user.

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2.	Products purchased for internal use. Products purchased for internal use will be recorded as fixed assets when purchased and depreciated over their estimated useful lives.
Note J — Stockholders’ Equity
[1] Redeemable Preferred Stock
60.	Your disclosure states that the holders of approximately 2 million shares of Series A Preferred Stock had not submitted their stock certificates. Clarify why it is appropriate to deem the certificates as submitted for accounting purposes. Tell us whether the Series A Preferred Stock was convertible at the sole discretion of the Company. In addition, tell us whether the holders of the Series A Preferred Stock certificates retained the redemption rights of the preferred stock.
In connection with our initial Series B Preferred Stock financing, our charter was amended to eliminate the Series A Preferred Stock and provide for either the conversion of Series A Preferred Stock into shares of Series B Preferred Stock if the holder participated in the financing or for the conversion of Series A Preferred Stock into shares of common stock if the holder of the Series A Preferred Stock did not participate in the financing. As required by our charter, the amendment to our charter was approved by a majority of the holders of the Series A Preferred Stock. As we no longer have an authorized class of Series A Preferred Stock, the Series A Preferred Stock certificates that were not returned to the Company now only represent the right to receive shares of common stock. Because the shares are no longer an authorized class of stock, we maintain that it is appropriate to consider the Series A Preferred Stock shares related to certificates not received as having converted to common shares.
The holders of the Series A Preferred Stock did not retain any of the rights of the preferred stock.
61.	We note your Redeemable Convertible Series B Preferred Stock has a redemption value of $66,770 and a carrying value of $44,039 as of March 31, 2006. We further note the preferred stock has a redemption date on or after November 12, 2006. Clarify why there is such a large difference between the redemption value and carrying value as of March 31, 2006 and whether the preferred stock will be accreted to the redemption value on November 12, 2006. In this respect, tell us how your accounting complies with SAB Topic 3.C and explain why you are accreting to the minimum redemption value.
The $66,770 shown for the Series B Preferred shares on the balance sheet is noted as a liquidation preference and not the redemption value. In accordance with SAB Topic 3.C, we have recorded accretion on our preferred shares such that the carrying value will be equal to the contractual redemption value on November 12, 2006. We have also increased the recorded value of the preferred shares by amounts for dividends since they will be payable under the mandatory redemption feature and are not solely within our control.

United States Securities and Exchange Commission
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62.	Revise your disclosure of the Redeemable Convertible Preferred Series B and C Preferred Stock to provide the combined aggregate amount of redemption requirements for each issuance of preferred stock each year for the five years following the date of the latest balance sheet. We refer you to Regulation S-X, Rule 5-02.28(c)(2).
Note J (b) and (c) have been revised in response to the staff’s comment to include the redemption requirement for each series of preferred stock for five years following the June 30, 2006 balance sheet.
Note J — Stockholders’ Equity
[4] Stock Option Plans, page F-23
63.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
We are supplementally providing a spreadsheet showing the information requested. We will continue to provide the staff updates to the requested information to the extent that such information is not disclosed in the Registration Statement, as amended.

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64.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
The basis for the determination is discussed in the revised disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Critical Accounting Policies—Stock Based Compensation.” In addition, we are supplementally providing to you copies of the valuation reports delivered to us by The McLean Group.
65.	Reconcile and-explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Please see the discussion in Management’s Discussion & Analysis of Financial Condition and Results of Operations under the sub-heading “Critical Accounting Policies—Stock-Based Compensation” section. The most recent fair value used for all grants made during the six months ended June 30, 2006 is based on the valuation made at the end of such period, which estimated fair value at $1.44 per share. The difference between that estimate and the midpoint of the price range to be listed on the cover page of the prospectus is not yet known. We expect that the value of our shares of common stock will increase from that estimate upon the completion of the IPO. We believe that this increase in value is attributable to many factors, including a strengthened balance sheet, easier access to capital markets after the IPO, increased capacity to consummate acquisitions as a result of having publicly traded equity, and the increased liquidity and marketability of our shares of common stock as a result of the NASDAQ listing, among others.
66.	Tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing.
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);

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•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	Whether the valuation was performed by a related party.
In addition, if a third-party valuation specialist was used, please include the expert’s consent following Section 436(b) of Regulation C.
We have revised the disclosure in the Notes to the Consolidated Financial Statements in Response to the Staff’s Comment. Given the nature of the revised disclosure, we do not believe that a consent of The McLean Group is required pursuant to Section 436(b) of Regulation C. The revised disclosure does not reference The McLean Group by name and does not indicate that the information contained in the registration statement has been reviewed or passed upon by The McLean Group, and it does not state that any information is contained in the registration statement upon the authority of, or the reliance on, The McLean Group.
Disclosures about Segments and Related Information
67.	Revise to provide the general information and enterprise-wide segment disclosure required by paragraphs 26 and 36 through 39 of SFAS 133 as necessary.
We have added Note L, Segment Information, to the Notes to the Consolidated Financial Statements in response to the staff’s comment. The disclosure notes that we operate in only one reportable segment and adds revenue and long-lived assets by geographic region in accordance with SFAS #131.
Sunbelt Systems Software Consolidated Financial Statements Report of Independent Auditors, page F-29
68.	We note the audit report is not signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.
We have indicated that the report has been signed by inserting “/s/” immediately before the typed name of the independent registered public accounting firm.
Exhibit 23.02
69.	We note the consent provided in this exhibit only references the financial statements for the years ended December 31, 2005 and 2004. Clarify whether the expert is also consenting to the financial statements as of December 31, 2005 and 2004 and revise as appropriate. In addition, revise to include the correct file number or delete reference to the file number.

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The consent has been revised in response to the staff’s comment and includes the correct file number.
Part II — Information Not Required in Prospectus
Recent Sales of Unregistered Securities
70.	If you have relied on particular exemptions from registration contained in Regulation D, please disclose the specific Rule on which you rely, and summarize the factual basis that support the conclusion that the rule relied upon was applicable to the applicable transaction. Currently, disclosure merely indicates that the sales were exempt under Regulation D.
We have revised the disclosure in response to the staff’s comment.
Exhibits
71.	Comments, if any, on the exhibits that were filed with the amendment dated August 29, 2006 will be provided with the next round of comments.
We acknowledge the staff’s comment.
Request for Confidential Treatment
72.	Staff comments on your application for confidential treatment relating to certain portions of Exhibits 2.01 and 10.25 through 10.42 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.
     We acknowledge the staff’s comment.
* * * * *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver